Exhibit 99.2

EXECUTION VERSION

Private and Confidential

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of February 17, 2026 (this “Agreement”), is made and entered into by and among MTN Group Limited, a company incorporated under the laws of South Africa (“Parent”), IHS Holding Limited, an exempted company incorporated with limited liability registered by way of continuation in the Cayman Islands (the “Company”), and Oranje-Nassau Développement S.C.A., FIAR, a limited joint-stock partnership (société en commandite par actions) organized under the laws of the Grand Duchy of Luxembourg (“OND”, or the “Shareholder”). Parent, the Company and the Shareholder are each referred to individually as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

W I T N E S S E T H

WHEREAS, concurrently with the execution of this Agreement, Parent, the Company and certain other parties thereto are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, among other things, a wholly owned Subsidiary of Parent will merge with and into the Company (the “Merger”) and each of the Company’s issued and outstanding ordinary shares, with nominal or par value of thirty cents ($0.30) and all of which are designated as “Ordinary Shares” (“Ordinary Shares”), other than Excluded Shares, Dissenting Shares and Holdings Shares, will, subject to the terms of the Merger Agreement, be automatically cancelled and exchanged into the right to receive the Per Share Merger Consideration;

WHEREAS, as of the date hereof, the Shareholder Beneficially Owns (as defined below) and owns of record the number of Ordinary Shares set forth on Schedule I hereto (the “Existing Shares”);

WHEREAS, the Company, Parent and the Shareholder have agreed to enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

Article I

DEFINITIONS

Section 1.1             Defined Terms. The following terms, as used in this Agreement, shall have the meanings specified in this Section 1.1.

“Beneficial Owner” shall have the meaning given to such term in Rule 13d-3 under the Exchange Act (without giving effect to the limiting phrase “within sixty days” set forth in Rule 13d-3(d)(1)(i)). The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Ownership” shall have a correlative meaning.

“Covered Company Shares” means (1) the Shareholder’s Existing Shares and (2) any Ordinary Shares or other voting shares of the Company and any securities or instruments convertible into or exercisable or exchangeable for Ordinary Shares or other voting shares of the Company, in each case that the Shareholder has Beneficial Ownership of on or after the date hereof.

“Permitted Transfer” means a Transfer of Covered Company Shares by the Shareholder to a wholly owned Subsidiary of the Shareholder, provided such transferee has executed and delivered to the Company a joinder to this Agreement in form and substance satisfactory to the Company.

“Transfer” means any direct or indirect sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any shares or interest (including voting interest) in any shares or equity securities (including any Covered Company Shares). For avoidance of doubt, a “Transfer” shall not include the direct or indirect sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer of any equity securities in the Shareholder or any of its direct or indirect parent companies.

Article II

VOTING AGREEMENT

Section 2.1             Agreement to Vote.

(a)           From the date hereof until termination of this Agreement in accordance with Section 5.1, the Shareholder hereby agrees that at the Company Shareholders Meeting and at any other meeting of the shareholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any written consent or resolution of the shareholders of the Company, the Shareholder shall, in each case to the extent that the Covered Company Shares are entitled to vote thereon or consent thereto:

(i)            appear at each such meeting or otherwise cause all of the Shareholder’s Covered Company Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii)           vote (or cause to be voted), whether on a show of hands or a poll or whether in person or by proxy, or if applicable deliver (or cause to be delivered) a written consent or resolution covering, all of the Shareholder’s Covered Company Shares:

(1)            in favor of the authorization and approval of the Merger Agreement, the Plan of Merger (including adoption of the Surviving Company Articles from the Effective Time) and the transactions contemplated thereby and any other action reasonably requested by the Company in furtherance thereof;

(2)            in favor of any proposal to adjourn a meeting of the shareholders of the Company to solicit additional proxies in favor of the Merger Agreement, the Plan of Merger (including adoption of the Surviving Company Articles from the Effective Time) and the transactions contemplated thereby; and

(3)            against any Alternative Proposal;

provided that, notwithstanding the foregoing, nothing in this Agreement shall require the Shareholder to vote in any manner with respect to any amendment to the Merger Agreement that (A) decreases the Per Share Merger Consideration, changes the form of the Per Share Merger Consideration or otherwise adversely affects the consideration payable to the holders of Ordinary Shares, (ii) imposes any material restrictions or any additional material conditions on the consummation of the Merger or the payment of the Per Share Merger Consideration to the Company’s shareholders, (iii) extends the End Date beyond the latest date to which the Merger Agreement (as it exists on the date of this Agreement) contemplates extension of the End Date, or (iv) modifies in any material respect Article I, Article II, Section 6.13, Article VII or Article VIII of the Merger Agreement (as it exists on the date of this Agreement), or any other provision of the Merger Agreement with the effect of amending or superseding the terms of the foregoing provisions, in each case in a manner that is adverse to the Company or the Shareholder (each such amendment, an “Adverse Amendment”). For the avoidance of doubt, except as expressly set forth in this Section 2.1(a), the Shareholder shall not be restricted from voting in any manner with respect to any other matters presented or submitted to the shareholders of the Company.

(b)            Any vote required to be cast or written consent or resolution required to be executed pursuant to this Section 2.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or consent or resolution. Nothing contained in this Agreement shall require the Shareholder (or shall entitle any proxy of the Shareholder) to convert, exercise or exchange any options, warrants or convertible securities in order to obtain any underlying Ordinary Shares.

Section 2.2             No Inconsistent Agreements. From the date hereof until termination of this Agreement in accordance with Section 5.1, the Shareholder covenants not to enter into any agreement, understanding or arrangement with any Person to vote or give instructions with respect to the Covered Company Shares that would result in a breach of Section 2.1.

Section 2.3             Proxies. From the date hereof until termination of this Agreement in accordance with Section 5.1, the Shareholder shall not, directly or indirectly, grant any Person any proxy (revocable or irrevocable), power of attorney or other authorization with respect to the voting of any of the Shareholder’s Covered Company Shares other than (a) the granting of a revocable proxy to vote the Covered Company Shares in accordance with this Agreement at the Company Shareholders Meeting and (b) the granting of a revocable proxy with respect to the Company Covered Shares at any annual meeting of the holders of the Ordinary Shares if the purpose of such meeting is not to address the Merger Agreement, the Plan of Merger or any of the transactions contemplated thereby.

Article III

OTHER COVENANTS

Section 3.1             Restrictions on Transfers. The Shareholder hereby agrees that, from the date hereof until the termination of this Agreement in accordance with Section 5.1, (i) the Shareholder shall not, directly or indirectly, Transfer or consent to a Transfer of any Covered Company Shares or any Beneficial Ownership interest or any other interest therein, unless such Transfer is a Permitted Transfer and (ii) any Transfer in violation of this provision shall be void.

Section 3.2            Waiver of Dissenters’ Rights; Litigation. The Shareholder, on behalf of itself and its Affiliates, hereby irrevocably and unconditionally waives and agrees not to exercise, assert or perfect (or attempt to exercise, assert or perfect), and to prevent the exercise, assertion or perfection of, any rights to dissent from the Merger, or dissenters’ rights, rights of appraisal and any similar rights relating to the Merger and any other Transactions, that it or any other Person may at any time have under applicable Law, including any rights under Section 238 of the CICA.

Section 3.3             Reclassifications, Etc. In the event of any reclassification, recapitalization (including a reverse share split), consolidation, division or subdivision of shares, combination, exchange or readjustment of shares, or any share dividend or share distribution thereon with a record date after the date hereof, the terms “Existing Shares” and “Covered Company Shares” shall be deemed to refer to and include all such dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction by the Shareholder.

Section 3.4             Non-Solicitation. Until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 5.1 hereof, the Shareholder will not, and will instruct the Representatives of the Shareholder to not, and to not publicly announce any intention to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Inquiry (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 3.4 (such as answering unsolicited phone calls and informing Persons of the provisions of this Section 3.4 or contacting any Person making an Alternative Proposal solely to ascertain facts or clarify terms and conditions) will not be deemed to “solicit,” “encourage” or “facilitate” for purposes of, or otherwise constitute a violation of, this Section 3.4); (ii) furnish or cause to be furnished to any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) any non-public information with respect to any Inquiries or the making of any proposal that constitutes, or would be reasonably expected to result in, an Alternative Proposal; (iii) enter into, continue or maintain discussions or negotiations with any Person (other than the Parent Parties and their respective Affiliates) with respect to an Inquiry or an Alternative Proposal (other than informing Persons of the provisions set forth in this Section 3.4); (iv) approve, agree to, accept, endorse or recommend any Alternative Proposal; or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument providing for an Alternative Proposal; provided that nothing in this Agreement shall prohibit the Shareholder or any of its Representatives from participating in any discussions or negotiations with respect to a possible shareholders’ consent or voting agreement in connection with any Alternative Proposal in the event that the Company is permitted pursuant to Section 5.5 of the Merger Agreement to engage in discussions or negotiations with respect to such Alternative Proposal. It is agreed that any violation of the restrictions on the Shareholder (or instructions given or required to be given by the Shareholder) set forth in this Section 3.4 by any Representative of the Shareholder (acting at the direction of the Shareholder) will constitute a breach of this Section 3.4 by the Shareholder.

Article IV

REPRESENTATIONS AND WARRANTIES

Section 4.1             Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants as follows:

(a)           Organization. The Shareholder is duly organized and validly existing under the Laws of the jurisdiction of its incorporation, formation or organization, as applicable.

(b)           Authority; Execution and Delivery; Enforceability. It has all necessary corporate or other entity power and authority to execute, deliver and perform its obligations under this Agreement and the execution, delivery and performance by it of this Agreement and the compliance by it with each of its obligations herein have been duly and validly authorized by all necessary corporate or other entity action on its part. It has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the other Parties to this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms hereof, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Action therefor may be brought.

(c)           Ownership of Shares. As of the date hereof, OND is the sole record owner and the Beneficial Owner of the Existing Shares set forth on Schedule I hereto, free and clear of any Liens and free of any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of such Existing Shares (other than as set forth in (i) this Agreement, (ii) the Non-Disclosure Agreement, (iii) the Company Articles of Association, (iv) any shareholders or similar agreement to which the Company is a party or (v) any limitations or restrictions imposed under applicable Laws), and such Existing Shares constitute all of the Ordinary Shares or other equity securities of the Company Beneficially Owned or owned of record by the Shareholder, and no Affiliate of the Shareholder Beneficially Owns or owns of record any Ordinary Shares or other equity securities of the Company other than the Shareholders as set forth on Schedule I hereto (provided that certain Affiliates of the Shareholder may be deemed joint Beneficial Owner of the shares set forth on Schedule I hereto). Except as set forth on Schedule I hereto, the Shareholder has and will have at all times from the date hereof until termination of this Agreement in accordance with Section 5.1 (except to the extent such Existing Shares are transferred after the date hereof pursuant to a Permitted Transfer) voting power (including the right to control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in Section 2.1, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shareholder’s Existing Shares.

(d)           No Conflicts. Neither the execution and delivery of this Agreement by it nor compliance by it with any of the terms or provisions hereof will (i) violate any provision of its certificate of incorporation, bylaws, or other organizational or governing documents, (ii) conflict with or violate any Law applicable to it or by which any of its properties or assets are bound or affected, (iii) violate, conflict with, result in any breach of any provision of, or loss of any benefit under, constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation under, or require the consent of, notice to, or filing with any third party pursuant to any terms or provisions of any Contract to which it is a party or by which any of the Covered Company Shares are bound or affected, or result in the creation of any Lien (other than any Permitted Lien) upon any of the Covered Company Shares, except, in the case of the foregoing clauses (ii) or (iii), for such violations as, individually or in the aggregate, would not reasonably be expected to impair its ability to perform its obligations under this Agreement on a timely basis.

(e)           Consents and Approvals. The execution, delivery and performance by it of this Agreement do not and will not require any consent of, or filing with, any Governmental Entity (excluding filings with the SEC under applicable securities Laws and applicable Antitrust Laws).

(f)            Legal Proceedings. As of the date of this Agreement, there are no Actions pending, or to the knowledge of the Shareholder, threatened against it or any of its assets or properties that would reasonably be expected to impair its ability to perform its obligations under this Agreement. It is not, and none of its properties or assets is or are, subject to any Judgment that would reasonably be expected to impair its ability to perform its obligations under this Agreement.

(g)           No Other Representations. The Shareholder acknowledges and agrees that the Company and Parent has not made, and is not making, any representations or warranties to the Shareholder with respect to the Merger Agreement or any other matter (other than the representations expressly set forth in this Agreement). The Shareholder hereby specifically disclaims reliance upon any representations or warranties.

Section 4.2             Representations and Warranties of the Company. The Company hereby represents and warrants as follows:

(a)           Organization. The Company is an exempted company duly registered by way of continuation and is validly existing under the Laws of the Cayman Islands, except in the case where the failure to be so organized, incorporated or registered or exist has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Authority; Execution and Delivery; Enforceability. The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, and the execution, delivery and performance by the Company of this Agreement and the compliance by the Company with each of its obligations herein have been duly and validly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the other Parties to this Agreement, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against the Company in accordance with the terms hereof, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Action therefor may be brought.

(c)           No Conflicts. Neither the execution and delivery of this Agreement by the Company nor compliance by it with any of the terms or provisions hereof will (i) violate any provision of the Company Articles of Association, assuming the Company Shareholder Approval is obtained or (ii) conflict with or violate any Law applicable to the Company or by which any of its properties or assets are bound or affected, except, in the case of the foregoing clause (ii), for such violations as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(d)           No Other Representations. The Company acknowledges and agrees that the Shareholder has not made, and is not making, any representations or warranties to the Company with respect to the Merger Agreement or any other matter (other than the representations expressly set forth in this Agreement). The Company hereby specifically disclaims reliance upon any representations or warranties (other than the representations and warranties expressly set forth in this Agreement).

Article V

termination

Section 5.1             Termination. This Agreement shall terminate upon the earliest to occur of (a) the conclusion of the Company Shareholders Meeting at which the vote contemplated in Section 2.1 hereof has occurred and the Shareholder’s Covered Company Shares have been voted as specified herein; (b) the termination of this Agreement by the mutual written consent of Parent, the Company and the Shareholder; (c) the approval of any Adverse Amendment; (d) the date on which the Company Board has made any Adverse Recommendation Change; (e) the termination date of the Merger Agreement in accordance with its terms prior to the Effective Time; and (f) the Effective Time. In the event of the termination of this Agreement in accordance with this Section 5.1, this Agreement shall forthwith become void and have no effect, and there shall not be any liability or obligation on the part of any Party hereto; provided that Section 3.2, this Section 5.1 and Article VI shall survive such termination; provided, further, that nothing herein will relieve a Party from liability resulting from such Party’s fraud or willful breach of this Agreement. For purposes of this Agreement, “willful breach” means a material breach that is a consequence of an act or omission undertaken by the breaching Party with the Knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a breach of this Agreement. For the avoidance of doubt, in no event will the Shareholder be liable for any claims, losses, damages, expenses or other liabilities or obligations resulting from or related to any breach of the Merger Agreement by any party thereto.

Article VI

Miscellaneous

Section 6.1             Publication. The Shareholder (i) hereby consents to and authorizes the publication and disclosure by the Company in any press release or the Proxy Statement or Schedule 13E-3 (including all documents and schedules filed with the SEC) or other disclosure document required under applicable Law in connection with the Merger Agreement or the transactions contemplated thereby, its identity and ownership of Ordinary Shares, the nature of its commitments, arrangements and understandings pursuant to this Agreement and such other information reasonably required under applicable Law in connection with such publication or disclosure (“Shareholder Information”), and (ii) hereby agrees to cooperate with the Company in connection with such filings, including providing Shareholder Information requested by the Company; provided that any disclosure regarding the Shareholder other than the disclosure of this Agreement or a summary of the terms hereof shall require the Shareholder’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

Section 6.2             No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company or Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Company Shares. All rights, ownership and economic benefits of and relating to the Covered Company Shares shall remain vested in and belong to the Shareholder that Beneficially Owns such Covered Company Shares.

Section 6.3             Further Assurances. Subject to the terms of this Agreement, each of the Parties agrees that, upon the reasonable request of any other Party, it shall use reasonable best efforts to take, or cause to be taken, such further actions as may be reasonably necessary, proper or advisable to comply with its obligations hereunder, including by executing and delivering additional documents.

Section 6.4             Amendment and Modification; Waiver. This Agreement may not be amended, modified or supplemented, except by an instrument in writing signed on behalf of each of the Parties hereto. Any agreement on the part of a Party to any waiver of any obligation of the other Parties shall be valid only if set forth in an instrument in writing signed on behalf of such waiving Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 6.5             Notices. All notices, consents and other communications hereunder shall be in writing (including email, so long as a receipt of such email is requested and received and no “bounceback” or notice of non-delivery is received) and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by electronic mail, addressed as follows:

(a)           if to the Shareholder, to:

Oranje-Nassau Développement S.C.A., FIAR

11-15, avenue Emile Reuter

L-2420 Luxembourg

Attention: Claude de Raismes

Email: wluxlegal@wendelgroup.com; direction-juridique@wendelgroup.com with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention: Kyle A. Harris

Email: kaharris@cgsh.com

(b)           if to Parent, to:

MTN Group Limited

216 14th Avenue

Roodeport,

Johannesburg, South Africa

Attention: Group Chief Legal and Regulatory Officer; Group M&A and Business Development Officer

Email: lele.modise@mtn.com; kholekilendamase@mtn.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Two Manhattan West, 375 Ninth Avenue

New York, NY 10001

Attention: Richard Hall

Email: rhall@cravath.com

(c)           if to the Company, to:

IHS Holding Limited

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

Attention: Group Legal

Email: grouplegal@ihstowers.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Josh Dubofsky; Javier Stark

Email: josh.dubofsky@lw.com; javier.stark@lw.com

and

Walkers (Cayman) LLP

190 Elgin Avenue

George Town, Grand Cayman KY1-9001, Cayman Islands

Attention: Andrew Barker

Email: andrew.barker@walkersglobal.com

Section 6.6             Counterparts. This Agreement may be executed in multiple counterparts, each of which will be deemed an original, but all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement. This Agreement shall not constitute or be deemed to evidence legally binding contract, agreement or understanding between the Parties unless and until the Merger Agreement is executed by all parties thereto and this Agreement is executed by all Parties.

Section 6.7             Entire Agreement; Third Party Beneficiaries. This Agreement (including the Schedules hereto and the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof and (b) is not intended to and shall not confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective permitted successors and assigns.

Section 6.8             Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule or law or public policy, (a) such term or other provision will be fully separable; (b) this Agreement will be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof; and (c) all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner to the end that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 6.9             Binding Effect; Benefit; Assignment.

(a)           This Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each Party hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(b)           Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto by operation of Law or otherwise without the prior written consent of the other Parties. Any purported assignment in violation of this Section 6.9(b) shall be null and void.

Section 6.10           Headings; Interpretation.

(a)            The Parties hereto have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

(b)            The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs and schedules are to the articles, sections and paragraphs of, and schedules to, this Agreement, unless otherwise specified, and the headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to the date first set forth above, unless the context requires otherwise. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to the lawful money of the United States of America.

Section 6.11           Governing Law. This Agreement, including all matters of construction, validity and performance and any action or counterclaim (whether in contract, tort, equity or otherwise) directly or indirectly arising out of or relating to this Agreement or any of the transactions or the negotiation, administration, performance and enforcement hereof, will be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under any applicable principles of choice or conflicts of laws of the State of New York, except to the extent the provisions of the Laws of the Cayman Islands are mandatorily applicable or applicable pursuant to Section 9.8 of the Merger Agreement.

Section 6.12           Specific Performance. The Parties hereto acknowledge and agree that irreparable damage would occur, and that the Parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any Party is entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

Section 6.13           Consent to Jurisdiction. Each of the Parties irrevocably agrees that any Action arising out of or relating to this Agreement will be brought and determined exclusively in the state and federal courts located in the County of New York, State of New York (and any appellate courts arising therefrom). Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Parties agrees not to commence any Action relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree, or award rendered by any such court as described herein. Each of the Parties further agrees that notice as provided herein will constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby (a) any claim that it is not personally subject to the jurisdiction of the courts of the County of New York, State of New York as described herein for any reason; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 6.14           WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT, THE MERGER OR THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.14.

Section 6.15           Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses, whether or not the Merger or the other transactions contemplated by the Merger Agreement are consummated.

Section 6.16           Capacity. The Shareholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of the Covered Company Shares and nothing in this Agreement shall limit, restrict or otherwise affect any actions taken (including acting or voting on any matter in his or her sole discretion, or exercising his or her fiduciary duties as a director) by any representative of the Shareholder serving on the Company Board, or any member of the Company Board appointed or designated by the Shareholder or with the agreement of the Shareholder, and no such actions or omissions shall be deemed a breach of this Agreement.

Section 6.17           No Recourse. All claims, obligations, liabilities and causes of action based upon, in respect of, arising under, by reason of, in connection with, or relating in any manner to this Agreement may be made only against (and are those solely of) the Persons that are signatories to this Agreement. No Person who is not a signatory to this Agreement, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative, financing source, heir or assignee of, or any financial advisor or lender to, or successor to, any party to this Agreement, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative, financing source, heir or assignee of, or any financial advisor or lender to, or successor to, any of the foregoing (collectively, “Nonparty Affiliates”), shall have any liability, obligations, claims or causes of action based upon, in respect of, arising under, by reason of, in connection with, or relating in any manner to this Agreement, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of any party hereto or otherwise, and, to the maximum extent permitted by law, each Party hereby waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. Each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made by a Nonparty Affiliate in, in connection with, or as an inducement to this Agreement.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

MTN GROUP LIMITED

By:	/s/ Ralph Mupita
	Name:	Ralph Mupita
	Title:	Director

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

IHS HOLDING LIMITED

By:	/s/ Steven Howden
	Name:	Steven Howden
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

Oranje-Nassau DÉveloppEment S.C.A., FIAR

By: Wendel Luxembourg S.A., its manager (gestionnaire)

By:	/s/ Claude de Raismes
Name:	Claude de Raismes
Title:	Director and Day-to-Day Manager

[Signature Page to Voting and Support Agreement]

SCHEDULE I
EXISTING SHARES

Name of Shareholder	Existing Shares
Oranje-Nassau Développement S.C.A., FIAR	62,975,396